SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               i-STAT Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.15 per share
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                         (Title of Class of Securities)

                                    450312103
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 Not Applicable
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     450312103
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e): Not Applicable
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6)   Citizenship or Place of Organization: United States
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     Number of                       7) Sole Voting Power:            1,919,702*
                                        ----------------------------------------
     Shares Beneficially             8) Shared Voting Power:
                                        ----------------------------------------
     Owned by
     Each Reporting                  9) Sole Dispositive Power:       1,919,702*
                                        ----------------------------------------
     Person With                     10) Shared Dispositive Power:
                                        ----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,919,702*
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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions): Not Applicable
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13)  Percent of Class Represented by Amount in Row (11): 10.4%*
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14)  Type of Reporting Person (See Instructions): IA
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* Cerberus  Partners,  L.P., a limited  partnership  organized under the laws of
Delaware ("Cerberus"), owns 577,000 shares of the common stock, par value $.15 per share (the "Common Stock"), of i-STAT Corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), owns 1,328,202 shares of the Common Stock and various other private investment funds (the "Funds") own in the aggregate 14,500 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Cerberus, International and the Funds. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as of March 20, 2001, 18,504,944 shares of Common Stock were issued and outstanding. As of April 16, 2001, (i) Cerberus is the holder of 577,000 shares of the Common Stock, (ii) International is the holder of 1,328,202 shares of the Common Stock and (iii) the Funds in the aggregate are the holders of an aggregate of 14,500 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Cerberus, International and the Funds. Thus, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 1,919,702 shares of the Common Stock, or 10.4% of those deemed issued and outstanding pursuant to Regulation ss.240.13d-3.

          In addition, as of April 16, 2001, an employee of Cerberus personally holds 89,700 shares of the Common Stock. However, Stephen Feinberg does not exercise any voting, investment or other authority with respect to the shares of Common Stock of the Company held by such employee, and Stephen Feinberg and such employee at all times act independent of one another with respect to the shares of Common Stock of the Company.

          There were no transactions in the Common Stock of the Company by Stephen Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, in the sixty days prior to the filing of this Schedule 13D Amendment No. 2.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           April 18, 2001


                                           /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen  Feinberg,  in  his  capacity
                                           as the managing  member  of  Cerberus
                                           Associates,   L.L.C.,  the    general
                                           partner of Cerberus  Partners,  L.P.,
                                           and  as  the  investment  manager for
                                           each of Cerberus International,  Ltd.
                                           and the Funds

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).